J.P. Morgan Securities Inc.
277 Park Avenue
New York, New York 10172

July 31, 2007
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Virtusa Corporation
Registration Statement on Form S-1
File No. 333-141952
Ladies and Gentlemen:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representatives of the several underwriters (the “Underwriters”) in connection with the offering pursuant to the above-captioned Registration Statement, hereby join in the request of Virtusa Corporation that the effective date of the above-captioned Registration Statement be accelerated to 4:00 p.m., Eastern time, on August 2, 2007, or as soon thereafter as practicable.
     In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, please be advised that between July 23, 2007 and the date hereof, copies of the preliminary prospectus dated July 20, 2007 were distributed as follows:

To Whom Distributed	Number of Copies
Prospective Underwriters	4,392
Prospective Dealers	918
Institutional Investors	605
Individual Investors	0
     The undersigned, as representatives of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended.

U.S. Securities and Exchange Commission
July 31, 2007

Very truly yours, J.P. MORGAN SECURITIES INC. BEAR, STEARNS & CO. INC. COWEN AND COMPANY, LLC WILLIAM BLAIR & COMPANY, L.L.C. As Representatives of the Several Underwriters
By:	J.P. MORGAN SECURITIES INC.

By:	/s/ Michael E. Ryan
	Name:	Michael E. Ryan
	Title:	Vice President